EXHIBIT 21.1

TURBOSONIC TECHNOLOGIES, INC.

SUBSIDIARIES

	State of
Name	Incorporation	% Ownership

TurboSonic Canada, Inc.	Canada (Ontario)	100%

TurboSonic Inc.	Canada (Ontario)	100%

TurboSonic Europe Limited	Ireland	100%